CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Post-Effective Amendment No. 24 to Registration Statement No. 333-132114 on Form N-1A of our reports dated September 19, 2018, relating to the financial statements and financial highlights of Adaptive Small Cap Fund (formerly, Adaptive All Cap Fund) and Focused Dynamic Growth Fund, each a portfolio of American Century Growth Funds, Inc., appearing in the Annual Report on Form N-CSR of American Century Growth Funds, Inc. for the year ended July 31, 2018, and to the references to us under the headings “Financial Highlights” in each of the Prospectuses and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.
/s/ DELOITTE & TOUCHE LLP
Kansas City, Missouri
November 27, 2018